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                       March 16, 2021

       F. Philip Snow
       Chief Executive Officer
       FactSet Research Systems Inc.
       45 Glover Avenue
       Norwalk, Connecticut 06850

                                                        Re: FactSet Research
Systems Inc.
                                                            Form 10-K for the
fiscal year ended August 31, 2020
                                                            File No. 001-11869

       Dear Mr. Snow:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology